FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13s – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of November 2004

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F).

Forms 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934).

Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-         ).

Enclosure:

Schedule 10 notification of major interests in shares: dated 1 November 2004
Schedule 10 notification of major interests in shares: dated 2 November 2004
Acambis to announce third quarter results on 23 November 2004: dated 9 November 2004
Acambis plc - Additional Listing: dated 22 November 2004
Results for the third quarter ended 30 September 2004: dated 23 November 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Acambis plc

2. Name of shareholder having a major interest

INVESCO Perpetual UK Investment Series Limited (“UK ICVC”)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees Limited

5. Number of shares / amount of stock acquired

533,397 shares

6. Percentage of issued class

0.5%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

27 October 2004

11. Date company informed

29 October 2004

12. Total holding following this notification

17,178,397 shares

13. Total percentage holding of issued class following this notification

16.04%

14. Any additional information

Notification provided by AMVESCAP as an agent for UK ICVC

15. Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary
+44 (0) 1223 275 300

16. Name and signature of authorised company official responsible for making this notification

Lyndsay Wright

Date of notification

1 November 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Acambis plc

2. Name of shareholder having a major interest

F&C Asset Management plc (fund management company in the Friends Provident group being owned by the holding company Friends Provident Life Office)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

86,885 shares

8. Percentage of issued class

0.08%

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

29 October 2004

11. Date company informed

1 November 2004

12. Total holding following this notification

10,646,451 shares

13. Total percentage holding of issued class following this notification

9.94%

14. Any additional information

None

15. Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary +44 (0) 1223 275 300

16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown

Date of notification

2 November 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Acambis to announce third quarter results on 23 November 2004

Cambridge, UK and Cambridge, Massachusetts – 9 November 2004 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) will announce its results for the third quarter ended 30 September on Tuesday, 23 November.

The results announcement will be released at 7.00 am GMT. A conference call for analysts will be held at 9.30 am GMT. For details, contact Mo Noonan at Financial Dynamics on telephone number +44 (0) 20 7269 7116. An instant replay of the call will be available until 23 December 2004 on telephone number UK: +44 (0) 20 7365 8427 and US: +1 617 801 6888. The pin code is 60028420.

An audio webcast of the call will also be available via Acambis’ website at www.acambis.com. The webcast replay will be available until 23 November 2005.

-ends-

Enquiries:

Acambis plc
Gordon Cameron, Chief Executive Officer: Tel +1 (617) 761 4200
David Lawrence, Chief Financial Officer: Tel: +44 (0) 1223 275 300
Lyndsay Wright, Director of Communications: Tel +44 (0) 1223 275 300

Financial Dynamics
David Yates/Lucy Briggs: Tel +44 (0) 20 7831 3113

About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational second-generation smallpox vaccine and manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only licensed oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 46 US States in the last five years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s 2003 Annual Report and 2003 Form 20-F, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Acambis plc - Additional Listing
22 November 2004

Application has been made to the UK Listing Authority for the blocklistings of 1,000,000 Ordinary Shares of 10 pence each fully paid in Acambis plc under the Acambis 1999 Share Option Scheme and 60,000 Ordinary Shares of 10 pence each fully paid in Acambis plc under the Acambis 1995 Savings Related Share Option Scheme, to be admitted to the Official List maintained by the UK Listing Authority, and for such shares to be admitted to trading by the London Stock Exchange.

EMBARGO: NOT FOR PUBLICATION OR BROADCAST
BEFORE 7.00 AM GMT ON TUESDAY, 23 NOVEMBER 2004

Results for the third quarter ended 30 September 2004

Cambridge, UK and Cambridge, Massachusetts – 23 November 2004– Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces its results for the three and nine months ended 30 September 2004.

Key points

>	ACAM2000 smallpox vaccine:
–	Resumed process of deliveries to US and other governments following lifting of clinical hold by FDA
–	Warm-base manufacturing proposal for US Government to be submitted before year end
>	MVA attenuated smallpox vaccine:
–	Awarded second US Government MVA contract, worth up to $131m
–	Programme given “fast-track” designation by US FDA
>	ChimeriVax-JE vaccine Phase II “bridging” trial underway
>	Guidance:
–	2004 revenue range broadened to £80-90m
–	Year-end cash balance revised upwards to around £100m

	Three months ended 30 September				Nine months ended 30 September

	2004		2003		2004		2003

Revenue	£11.1	m	£65.8	m	£62.4	m	£148.1	m
(Loss)/profit before tax	£(4.5)	m	£22.2	m	£21.8	m	£42.9	m
(Loss)/earnings per share	(2.8	)p	17.1	p	14.0	p	34.8	p
(Loss)/earnings per ADR	$(0.10)		$0.57		$0.51		$1.16
Cash	£115.0	m	£74.2	m	£115.0	m	£74.2	m

-ends-

A conference call for analysts will be held at 9.30 am GMT. For details, contact Mo Noonan at Financial Dynamics on telephone number +44 (0) 20 7269 7116. An instant replay of the call will be available until Thursday, 23 December 2004 on telephone number UK: +44 (0) 20 7365 8427 and US: +1 617 801 6888. The pin code is 60028420. An audio webcast of the call will also be available via Acambis’ website at www.acambis.com.

Enquiries:

Acambis plc
Gordon Cameron, Chief Executive Officer	Today: +44 (0) 20 7831 3113 Thereafter: +1 (617) 761 4200
David Lawrence, Chief Financial Officer Lyndsay Wright, Director of Communications	Today: +44 (0) 20 7831 3113 Thereafter: +44 (0) 1223 275 300

Financial Dynamics
David Yates/Lucy Briggs	Tel: +44 (0) 20 7831 3113

Chairman’s statement

Overview

Since publication of our second quarter results in September, we have seen progress in a number of key areas.

We were delighted to be awarded, at the end of September, a second contract by the US National Institute of Allergy and Infectious Diseases (“NIAID”) relating to the manufacture and development of our Modified Vaccinia Ankara (“MVA”) attenuated smallpox vaccine, and also to receive “fast-track” designation from the US Food and Drug Administration (“FDA”) for the MVA programme.

As highlighted at the time of our second quarter results announcement on 20 September, the FDA lifted the clinical hold relating to our ACAM2000 investigational smallpox vaccine. Following this, we have closed the Phase III trials and are working towards submitting to the FDA a Biologics License Application (“BLA”) for ACAM2000 in 2005.

I am also pleased to report that we have initiated the ChimeriVax-JE Phase II “bridging” trial. This is an important milestone in the development programme for that vaccine as we need to complete this trial before undertaking pivotal Phase III trials, planned to commence in 2005.

Smallpox vaccine franchise update

ACAM2000 smallpox vaccine

Following the FDA’s decision in September to lift the clinical hold on trials of our investigational ACAM2000 smallpox vaccine, we have been able to resume the process of deliveries of the vaccine to the US and other governments. However, as the decision was not made until late September, there was limited financial impact in the third quarter.

We have now closed out the clinical portion of the two Phase III trials and work is progressing well on the serological analysis of samples from the trials. Following completion of this work, we plan to unblind and analyse all of safety and efficacy data from the Phase III trials early next year. The significant volume of data will then be collated and submitted as part of the BLA filing process planned for 2005.

At the time of our second-quarter results announcement, we highlighted the US Centers for Disease Control and Prevention’s (“CDC”) indicative support for the concept of “warm-base” manufacturing to sustain a state of readiness sufficient to enable an escalation of smallpox vaccine production. We are currently preparing a proposal for the CDC outlining our view of how best to fulfil this requirement, and plan to submit it before the year-end.

MVA

At the end of September, we were one of two companies to be awarded a second US Government contract, worth up to $131m, to manufacture and further develop an MVA attenuated smallpox vaccine. The contract was awarded to us by the NIAID, part of the National Institutes of Health, following our response to a Request for Proposals.

MVA is a weakened form of smallpox vaccine that is being developed for use in people for whom the traditional smallpox vaccine is contraindicated, such as patients with disorders of the immune system or skin conditions such as eczema.

We are co-developing our MVA vaccine candidate with Baxter Healthcare SA (“Baxter”). The NIAID funding under this second contract is split between core contract requirements and an optional manufacturing section. The core component, worth approximately $76m, requires us to manufacture, fill, finish and release 500,000 single-dose vials of MVA and to carry out development work, including a clinical testing programme that is likely to continue into 2007. The optional element of the contract, worth an additional $55m, would require the manufacture, fill, finish and release of up to an additional 2.5 million single-dose vials of MVA.

Also in September, our programme was given “fast track” development status by the FDA. According to the 1997 FDA Modernization Act, this means that the FDA will “take such actions as are appropriate to expedite the development and review of the application for approval”.

We believe that Acambis continues to be very well positioned to compete for US Government MVA supply contracts. The Acambis-Baxter partnership, which has a significant track record in delivering on substantial US Government biodefence contracts, combines our expertise in government contracting and product development with Baxter’s critical manufacturing capacity and capability.

Research and development (“R&D”) update

We provide below an update to those R&D projects where there have been any developments since we last reported on 20 September.

ChimeriVax-JE

We have received clearance from the Australian regulatory authorities to proceed with a Phase II “bridging” trial of our ChimeriVax-JE vaccine against Japanese encephalitis (“JE”). The trial, which is now underway, aims to confirm that, following transfer of manufacture of ChimeriVax-JE to our Canton manufacturing facility, the new material has a clinical profile similar to that seen in previous trials of the vaccine. Following completion of this trial, we aim to commence pivotal Phase III trials in the second half of 2005.

ChimeriVax-West Nile veterinary vaccine

Data from trials of the veterinary West Nile vaccine that we licensed to a leading animal health company, Intervet, in 2003, were recently presented at a conference on “The changing landscape of vaccine development” run by the University of Texas Medical Branch Sealy Center for Vaccine Development. The data, generated from trials in horses, showed 100% seroconversion to West Nile-neutralising antibodies at the intended dose level and very good protection against challenge in all horses vaccinated at that dose level. Intervet, which has an exclusive license to this veterinary vaccine, plans to launch the product during 2005. Acambis will receive royalties on any product sales.

International Financial Reporting Standards (“IFRS”)

In conjunction with our auditors, PricewaterhouseCoopers LLP, and with Ernst and Young LLP, we have conducted a preliminary review of the financial implications of applying IFRS, which will be adopted by the Company from 1 January 2005. We do not believe we will face any issues that are different from other pharmaceutical or biotechnology companies. Work is ongoing to assess the impact of the new accounting standards. At the time of our 2004 Preliminary results announcement in March 2005, we plan to provide a further update on any new standards that we believe could have an impact on our results. Our first financial results published under IFRS will relate to the first quarter of 2005, to be published in May 2005.

Board of Directors

Nick Higgins, Chief Business Officer, will be standing down from his role and from the Board at the end of this year. Nick has been with Acambis for the past 11 years and has indicated his desire to pursue alternative career opportunities within the industry. During his time with Acambis, Nick has made a significant contribution to the growth and development of the company, and has been instrumental in many of our commercial initiatives. We do not intend to fill the role of Chief Business Officer. Instead, Nick’s current responsibilities will be shared between other members of the executive team. On behalf of the Board, I would like to extend our sincere thanks to Nick for the enthusiasm, dedication and commitment he has shown over the years. We wish him all the very best in his future career.

On 1 October, Dr Randal Chase joined the Board of Directors as a Non-executive Director. During his career, Randal has occupied senior positions at several pharmaceutical, biotechnology and vaccine companies, most recently as President of Shire Biologics (“Shire”), up until its recent sale to ID Biomedical. Prior to that, he was Senior Vice President, Vaccines Operations of Biochem Pharma, which was acquired by Shire in 2001, where he negotiated a $350m pandemic flu contract with the Canadian Government, agreed a Meningitis C vaccine distribution arrangement with Baxter and established an alliance with Berna Biotech for the sale of Hepatitis B vaccine in Europe and Fluviral vaccine in Asia. With his scientific background, including a PhD in Biochemistry, and his extensive commercial experience, Randal will bring valuable insight to the Acambis Board.

Financial review

The financial results for the three months (“Q3”) ended 30 September 2004 are presented below. Unless otherwise stated, the comparative figures in parentheses relate to the equivalent period in 2003.

Trading results

Revenue in Q3 was £11.1m (2003 – £65.8m). The majority of the revenue relates to contracts with the CDC, including revenue recognised under the fixed-price 155 million-dose contract and from deliveries of ACAM2000 under the CDC’s additional 27.5 million-dose order. The reduction compared with 2003 reflects the fact that the majority of the work required under the 155 million-dose contract was undertaken during 2002 and 2003. Also, in Q3, certain activities on the contract were on hold until late September when the FDA made the decision to remove the clinical hold status on the two Phase III trials. We also recorded revenue from: sales of Vivotif®; the NIAID in respect of our first MVA contract; and Aventis Pasteur for our ChimeriVax-Dengue vaccine programme.

Cost of sales in Q3, which represents costs relating to all revenue sources except the funding for our ChimeriVax-Dengue programme, amounted to £6.8m (2003 – £37.4m). The decrease compared with 2003 reflects the lower level of activity required under the 155 million-dose CDC contract. The gross profit margin fell in Q3 to 38.7% (2003 – 43.2%). The lower level of activity influenced the gross profit margin in Q3, such that it was lower than the previous quarter and the comparable period in 2003.

Following the CDC’s decision in September not to place the expected order for a further 26.5 million doses of ACAM2000, we have taken the opportunity to review the status of our stock of ACAM2000 vaccine and have recorded a small non-cash provision of £0.8m in Q3.

Expenditure on R&D in Q3 was £7.7m (2003 – £5.1m). The increase over 2003 is as a result of the process development and manufacturing work being carried out at Canton to support production of vaccine lots for our JE and West Nile projects. This is in addition to the costs on those projects increasing as we progress through clinical development.

Sales and marketing costs, which includes both Acambis’ internal sales and marketing infrastructure and costs associated with the Berna Products Corporation (“BPC”) operation that we acquired in August 2003, were £0.7m (2003 – £0.3m). The increase principally reflects a full quarter of costs in 2004 associated with BPC, which was acquired in August 2003. Administrative costs, including amortisation of goodwill, increased marginally in Q3 to £1.3m (2003 – £1.2m).

Interest receivable increased to £1.2m for Q3 (2003 – £0.6m) as a result of higher average levels of cash held throughout the period. Interest payable in Q3 was unchanged at £0.2m (2003 – £0.2m).

The resulting pre-tax loss for Q3 was £4.5m (2003 – profit of £22.2m) principally as a result of lower activities on the ACAM2000 contract. Expected activity under the second NIAID MVA contract was also delayed from the third quarter to the fourth as a result of the contract being awarded later than expected.

During Q3, the Group recorded a tax credit of £1.5m (2003 – charge of £4.3m) as a result of being loss making for the period.

Capital expenditure

Capital expenditure for Q3 was £1.4m (2003 – £1.4m).

Balance sheet highlights

i)       Cash

Cash and short-term investments of the Group at 30 September 2004 amounted to £115.0m (31 December 2003 – £125.2m). The decrease in cash during 2004 is consistent with the working capital movement associated with our 155 million-dose CDC smallpox vaccine contract.

ii)      Stock/creditors: amounts falling due within one year

Stock held at 30 September 2004 amounted to £10.9m (31 December 2003 – £18.2m). This balance principally represented work-in-progress and finished ACAM2000 smallpox vaccine product. As noted above, we have recorded a provision against stock during this period.

Creditors: amounts falling due within one year amounted to £62.8m (31 December 2003 – £96.9m). A large portion of this balance relates to accruals and deferred income arising under the 155 million-dose ACAM2000 contract with the CDC. Our adopted method for recognising revenue under this contract, the percentage-of-cost-to-completion method, continues to give rise to a significant deferred income balance, representing the difference between invoices submitted and amounts recognised as revenue. At 30 September 2004, deferred income relating to this contract was £25.9m (31 December 2003 – £49.5m). We expect the creditors balance will continue to reduce during the remainder of 2004 as we work towards BLA submission for the product in 2005.

iii)      Lease financing and overdraft facilities

We have two US dollar-denominated financing facilities. The balance on our Canton lease-financing facility was £11.0m at 30 September 2004 (31 December 2003 – £12.6m). The balance on the ARILVAXTM overdraft facility at 30 September 2004 was £3.9m (31 December 2003 – £3.9m).

Year-end guidance

We previously indicated that our expected revenue for the full year would be in the range of £85-90m. We also indicated that this range was dependent upon the timing of activities, costs incurred and, hence, revenues accounted for under the ACAM2000 and MVA smallpox vaccine contracts. An intensive programme of activities is planned between now and the end of the year on both contracts, leading to a high degree of potential variability in revenues recorded in the fourth quarter of 2004 versus the first quarter of 2005. We, therefore, consider it prudent to broaden the range of projected full-year revenue for 2004 to between £80m and £90m.

Given our revenue recognition method, a consequence of this revised revenue range guidance is that our forecast for the year-end cash balance has been revised upwards to around £100m.

Alan Smith
Chairman

This results statement was agreed by the Board of Directors on 22 November 2004.

About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational second-generation smallpox vaccine and manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only licensed oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 46 US States in the last five years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s 2003 Annual Report and 2003 Form 20-F, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Results for the three and nine months ended 30 September 2004

Group profit and loss account

	Three months ended 30 September 2004 (unaudited) £m		Three months ended 30 September 2003 (unaudited and restated*) £m		Nine months ended 30 September 2004 (unaudited) £m		Nine months ended 30 September 2003 (unaudited and restated*) £m		Year ended 31 Dec 2003 (audited and restated*) £m

Turnover	11.1		65.8		62.4		148.1		169.1
Cost of sales	(6.8)		(37.4)		(23.7)		(87.1)		(98.4)

Gross profit	4.3		28.4		38.7		61.0		70.7
Research and development costs	(7.7)		(5.1)		(21.5)		(15.2)		(19.9)
Sales and marketing costs	(0.7)		(0.3)		(1.9)		(0.5)		(1.3)
Administrative costs (including amortisation of goodwill)	(1.3)		(1.2)		(3.7)		(3.1)		(4.5)
Exceptional administrative item: Canton plant impairment (note 3)	—		—		(1.9)		—		—
Exceptional administrative item: Restructuring costs (note 4)	—		—		(0.7)		—		—
Exceptional administrative item: Settlement of BTG agreement	—		—		—		—		(7.4)
Exceptional other operating income: Settlement of Canton agreement (note 5)	—		—		10.2		—		—

Group operating (loss)/profit	(5.4)		21.8		19.2		42.2		37.6
Interest receivable and similar income	1.2		0.6		3.3		1.3		2.1
Amounts (provided)/released against fixed asset investments	—		—		(0.1)		—		0.5
Interest payable and similar charges	(0.2)		(0.2)		(0.6)		(0.7)		(1.0)
Exchange (loss)/gain on foreign currency borrowings	(0.1)		—		—		0.1		0.4

(Loss)/profit on ordinary activities before taxation	(4.5)		22.2		21.8		42.9		39.6

Taxation	1.5		(4.3)		(7.0)		(6.4)		(3.9)

(Loss)/profit on ordinary activities after taxation (being retained (loss)/profit for the period)	(3.0)		17.9		14.8		36.5		35.7

(Loss)/earnings per ordinary share (basic, note 6)	(2.8	)p	17.1	p	14.0	p	34.8	p	34.7	p

(Loss)/earnings per ADR (basic, note 7)	$(0.10)		$0.57		$0.51		$1.16		$1.24

(Loss)/earnings per ordinary share (diluted, notes 6 and 8)	(2.8	)p	16.5	p	13.8	p	33.8	p	34.2	p

* See note 2

Group statement of total recognised gains and losses

	Three months ended 30 September 2004 (unaudited) £m	Three months ended 30 September 2003 (unaudited and restated*) £m	Nine months ended 30 September 2004 (unaudited) £m	Nine months ended 30 September 2003 (unaudited and restated*) £m	Year ended 31 Dec 2003 (audited and restated*) £m

(Loss)/profit for the period	(3.0)	17.9	14.8	36.5	35.7
Gain/(loss) on foreign currency translation	0.1	(0.5)	0.2	(1.0)	(3.8)

Total recognised losses and gains relating to the period and recognised since the last Annual Report	(2.9)	17.4	15.0	35.5	31.9

* See note 2

Group balance sheet as at 30 September 2004

	Nine months ended 30 September 2004 (unaudited) £m	Year ended 31 Dec 2003 (audited and restated*) £m

Fixed assets
Intangible assets	16.8	18.4
Tangible assets	18.6	21.0
Investments	—	0.8

	35.4	40.2

Current assets
Stock	10.9	18.2
Debtors: amounts receivable within one year	11.2	12.3
Debtors: amounts receivable after one year	2.7	0.1
Short-term investments	74.4	62.0
Cash at bank and in hand	40.6	63.2

	139.8	155.8

Creditors: amounts falling due within one year	(62.8)	(96.9)

Net current assets	77.0	58.9

Total assets less current liabilities	112.4	99.1

Creditors: amounts falling due after one year	(9.5)	(12.3)

Provisions for liabilities and charges
Investment in joint ventures:
- share of assets	0.9	0.9
- share of liabilities	(1.2)	(1.2)

	(0.3)	(0.3)

Net assets	102.6	86.5

Capital and reserves
Called-up share capital	10.6	10.6
Share premium account	96.8	96.0
Profit and loss account	(4.8)	(20.1)

Shareholders’ funds – all equity	102.6	86.5

* See note 2

Reconciliation of movements in Group shareholders’ funds – all equity

	Nine months ended 30 September 2004 (unaudited) £m	Year ended 31 Dec 2003 (audited and restated*) £m

Retained profit for the period	14.8	35.7
Gain/(loss) on foreign currency exchange	0.2	(3.8)
Credit in respect of employee share schemes (note 2)	0.3	0.2
New share capital subscribed	0.8	8.9

Net increase in shareholders’ funds	16.1	41.0
Opening shareholders’ funds
(31 December 2003: originally £86.9m before prior year adjustment of £0.4m)	86.5	45.5

Closing shareholders’ funds – all equity	102.6	86.5

* See note 2

Group cash flow statement

	Three months ended 30 September 2004 (unaudited) £m	Three months ended 30 September 2003 (unaudited and restated*) £m	Nine months ended 30 September 2004 (unaudited) £m	Nine months ended 30 September 2003 (unaudited and restated*) £m	Year ended 31 Dec 2003 (audited) £m

Net cash (outflow)/inflow from operating activities	(0.4)	(7.6)	(7.9)	64.6	119.1

Returns on investments and servicing of finance
Interest received	1.2	0.4	3.1	1.1	2.0
Interest paid	(0.1)	—	(0.1)	—	(0.1)
Interest element of finance lease payments	(0.3)	(0.2)	(0.5)	(0.7)	(0.8)

Net cash inflow from returns on investments and servicing of finance	0.8	0.2	2.5	0.4	1.1

Taxation	(0.2)	(0.1)	(1.3)	(2.0)	(5.8)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(1.4)	(1.4)	(2.7)	(4.8)	(6.0)
Sale of trade investment	—	—	0.7	—	—

Net cash outflow from capital expenditure and financial investment	(1.4)	(1.4)	(2.0)	(4.8)	(6.0)

Acquisitions and disposals
Purchase of Berna Products Corporation (net of cash acquired)	(0.3)	(3.9)	(0.3)	(3.9)	(3.9)

Net cash outflow from acquistions and disposals	(0.3)	(3.9)	(0.3)	(3.9)	(3.9)

Net cash (outflow)/inflow before management of liquid resources and financing	(1.5)	(12.8)	(9.0)	54.3	104.5

Management of liquid resources	1.4	(49.5)	(12.5)	(49.5)	(61.9)

Financing
Net proceeds from issue of new shares
– Baxter subscription	—	—	—	7.0	7.0
– Other	0.2	0.2	0.8	1.1	1.9
Capital element of finance lease repaid	(0.8)	—	(1.6)	—	—

Net cash (outflow)/inflow from financing	(0.6)	0.2	(0.8)	8.1	8.9

(Decrease)/increase in cash for the period	(0.7)	(62.1)	(22.3)	12.9	51.5

* See note 2

Analysis of net funds/(debt)

	1 January 2004 £m	Cash flow £m	Non-cash movement (note 9) £m	Exchange movement £m	30 September 2004 £m

Cash	63.2	(22.3)	—	(0.3)	40.6
Liquid resources	62.0	12.5	—	(0.1)	74.4

		(9.8)
Overdraft facility	(3.9)	—	—	—	(3.9)
Finance lease	(12.6)	1.6	(0.2)	0.2	(11.0)

Net funds/(debt)	108.7	(8.2)	(0.2)	(0.2)	100.1

Reconciliation of operating (loss)/profit to net cash (outflow)/inflow from operating activities

	Three months ended 30 September 2004 (unaudited) £m	Three months ended 30 September 2003 (unaudited and restated*) £m	Nine months ended 30 September 2004 (unaudited) £m	Nine months ended 30 September 2003 (unaudited and restated*) £m	Year ended 31 Dec 2003 (audited and restated*) £m

Group operating (loss)/profit	(5.4)	21.8	19.2	42.2	37.6
Depreciation and amortisation	1.5	1.1	6.2	2.9	4.4
Decrease in stock	0.7	27.5	6.9	31.4	28.3
Decrease/(increase) in debtors	10.9	(80.6)	0.8	(34.6)	47.9
(Decrease)/increase in creditors	(8.9)	24.1	(42.4)	24.6	(0.2)
Exchange differences on inter-company balances	(0.5)	0.2	(0.4)	0.1	(0.3)
Other	1.3	(1.7)	1.8	(2.0)	1.4

Net cash (outflow)/inflow from operating activities	(0.4)	(7.6)	(7.9)	64.6	119.1

* See note 2

Notes

1. Basis of preparation
The financial information for the three and nine months ended 30 September 2004 is unaudited, and, with the exception of the adoption of UITF 38 (see note 2), has been prepared in accordance with the accounting policies set out in the Annual Report for the year ended 31 December 2003. The financial information for the three and nine months ended 30 September 2003 is also unaudited. The financial information relating to the year ended 31 December 2003 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. This has been extracted from the full report for that year which has been filed with the Registrar of Companies. The report of the auditors on these accounts was unqualified. The Board approved the financial statements for the year ended 31 December 2003 on 26 March 2004. The statutory accounts for the year ended 31 December 2003 along with the Notice of Annual General Meeting was sent to shareholders on 7 April 2004. The 2004 Annual General Meeting at which the statutory accounts for the year ended 31 December 2003 were laid was held on 12 May 2004.

2. Restatement of prior year numbers
The Group has adopted UITF 38 "Accounting for ESOP Trusts" in the period by means of a prior year adjustment. As a result of the change in accounting policy, the cost of own shares is presented as a deduction from the profit and loss reserve, included in shareholders' funds. Previously own shares held were included within investments and were stated at the lower of cost and realisable value. The effect for the Group is a decrease to shareholders' funds and investments at 31 December 2003 of £0.4m, and a decrease at 30 September 2004 of £0.1m. The consequent change in the basis of calculation of the share option compensation charge has resulted in a charge for the three and nine months ended 30 September 2004 of £0.1m and £0.3m respectively (2003 – £nil and credit of £0.1m, 2003 full year – credit of £0.2m).

3. Exceptional administrative item: Canton plant impairment
As a result of the settlement of the Canton manufacturing agreement (see note 5), the Group recognised that certain assets would be disposed of. In the second quarter of 2004, a non-cash impairment charge of £1.9m (2003 – £nil) was recorded which relates to certain of the fixed assets in the facility for which, as a result of our agreement with Baxter Healthcare Corporation, the Group no longer had a use. That amount is shown as an exceptional administrative item.

4. Exceptional administrative item: Restructuring costs
In January 2004, the Group decided to consolidate its research activities to its facility in Cambridge, Massachusetts, US, which resulted in the closure of its research facility in Cambridge, UK. Costs associated with this restructuring charged in the nine months ended 30 September 2004 were £0.7m (2003 – £nil) and are shown as an exceptional administrative item.

5. Exceptional other operating income: Settlement of Canton agreement
In May 2004, the Group reached a $19m (c. £10.5m) agreement with Baxter Healthcare Corporation to terminate the Canton manufacturing agreement. The first $9m (c. £4.9m) was received in May 2004 with two additional payments of $5m (c. £2.8m) each being due in January 2005 and January 2006. As a result, in the second quarter of 2004, the Group recorded exceptional other operating income of £10.2m (2003 – £nil). In Q3 £0.1m was recorded within interest receivable and similar income, and a further £0.2m will be recorded within interest receivable and similar income during Q4 2004 and 2005, reflecting the staged payment nature of the agreement.

6. (Loss)/earnings per ordinary share (basic)
The basic (loss)/earnings per ordinary share for the three and nine months ended 30 September 2004 are based on a Group (loss)/profit of £(3.0)m and £14.8m (2003 – £17.9m and £36.5m (restated, see note 2); year ended 31 December 2003 – £35.7m (restated, see note 2)). This has been calculated on the weighted average number of ordinary shares in issue and ranking for dividend during the period of 105,846,740 and 105,549,428 respectively for the three and nine months ended 30 September 2004 (2003 – 104,832,402 and 104,762,726; year ended 31 December 2003 – 102,823,221).

7. (Loss)/earnings per ADR (basic)
Each American Depository Receipt ("ADR") represents two ordinary shares. The basic (loss)/earnings per ADR is calculated by multiplying the (loss)/earnings per ordinary share by a factor of two and then multiplying by the prevailing US dollar exchange rate at the end of the relevant period. The exchange rates used are 1.8094, 1.6614 and 1.7905 for 30 September 2004, 30 September 2003 and 31 December 2003 respectively.

8. (Loss)/earnings per ordinary share (diluted)
Diluted (loss)/earnings per ordinary share for the nine months ended 30 September 2004 are based on the weighted average number of ordinary shares outstanding of 106,936,965 (2003 – 108,515,995 and 108,063,104 for the three and nine months ended 30 September 2003 respectively; year ended 31 December 2003 – 104,393,147), after adjusting for the effect of all dilutive potential ordinary shares. Basic and diluted earnings per ordinary share were the same for the three months ended 30 September 2004 as the Company was loss-making during this period.

9. Non-cash movement
In December 2001, the Group entered into a lease-financing arrangement with Baxter Healthcare Corporation in respect of the Group's manufacturing plant. During the nine months ended 30 September 2004 interest payable on the finance lease was charged to the Group profit and loss account, but was not fully paid in the period. The unpaid element for the nine months ended 30 September 2004 of £0.2m (2003 – £0.2m) is shown as a non-cash movement on the analysis of net funds/(debt).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 November, 2004		ACAMBIS PLC

	By:	/s/ Lyndsay Wright

Name: Lyndsay Wright
Title: Director of Communications